

November 3, 2021

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted October 25, 2021**
> **CIK No. 0001872090**

Dear Mr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure in the prospectus summary on pages 9 and 10 relating to the transfer of funds throughout your organization. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

Key Operating Metrics, page 27

2. We note your revised disclosures in response to prior comment 3. Please revise to more clearly explain the fluctuations in your net revenue retention rate of premium customers from period-to-period. In this regard, we note that the rate decreased between 2019 and 2020, but then increased on a pro forma basis between 2020 and June 30, 2021. Please more thoroughly explain the reason(s) for these fluctuations.

General

3. With respect to your response to prior comment 31 of our August 16, 2021 letter, we have the following comments:

    • Your response indicates that the status of the Company under the Investment Company Act of 1940 (the "1940 Act") depends in part on the Company's ability to rely on the exemption provided by Rule 3a-8 under the 1940 Act. In SEC Release No. IC-26077, the release adopting Rule 3a-8, the Commission emphasized that reliance on this exemption necessitates continuous adherence to its requirements and that the key investment percentage limits are "applicable at all times that an R&D company seeks to rely on the rule." Please revise to include comprehensive investment company status risk disclosure that describes the Company's legal position, addresses the investment and other constraints associated with continuous adherence to Rule 3a-8, and informs investors of the consequences of being deemed an investment company. Please also provide us with an analysis of the Company's status under the 1940 Act if it were to cease being an R&D company able to rely on Rule 3a-8.

    • We understand that your analysis of the 1940 Act status of Yunxuetang Information Technology (Jiangsu) Co., Ltd. and Fenge Enterprise Management Consulting (Shangai) Co., Ltd. (the "WFOEs") depends upon your determination that, for purposes of the 1940 Act, certain variable interest entities (Jiangsu Yunxuetang Network Technology Co., Ltd., Shanghai China Europe International Culture Communication Co., Ltd. and Shanghai Fenghe Culture Communication Co., Ltd.) (the "VIEs") are controlled by the WFOEs through contractual arrangements between the WFOEs, the VIEs, and certain principals. Please provide us with a description of the circumstances under which such contracts may be extinguished, invalidated, cancelled or otherwise limited by the parties thereto or by any government or government agency (including the People's Republic of China) and discuss the impact of any such actions on the Company's 1940 Act status.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He